SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Increases Compliance Awareness Via Participation in the Brazilian Forum for Data Protection Conference, Dated December 5, 2018.
99.2 NICE inContact Recognized as a Leader By Top Tier Research Firms, Dated December 5, 2018.
99.3 PostFinance Cuts Authentication Times in Half with NICE Real-Time Authentication, Dated December 6, 2018.
99.4 NICE Wins Two Prestigious ASTORS’ Awards for Best Investigation and Best 911 Incident Recording and Analytics Solutions, Dated December 10, 2018.
99.5 NICE Announces Engage Version 6.12 Providing Innovative Capabilities for Compliance and Privacy, Dated December 11, 2018.
99.6 NICE Launches Robotic Process Automation Version 7.0, Leveraging Advanced AI to Accelerate ROI, Dated December 12, 2018.
99.7 Frost & Sullivan Recognizes NICE with Public Safety Product Leadership Award for NICE Inform Intelligence Center, Dated December 13, 2018.
99.8 NICE inContact CXone Selected for 2300 Seat Cloud Transformation, Dated December 17, 2018.
99.9 Global eCommerce Leader to Move 2100 Agents to NICE inContact CXone, Dated December 18, 2018.
100.0 NICE Robotic Process Automation Helps Baker Tilly to Accelerate Their Technology Road Map, Dated December 19, 2018.
100.1 NICE and CoPaCC Study Reveals the Top Digital Evidence Management Challenges for UK Police Forces, Dated December 20, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: January 3, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Increases Compliance Awareness Via Participation in the Brazilian Forum for Data Protection Conference, Dated December 5, 2018.
99.2 NICE inContact Recognized as a Leader By Top Tier Research Firms, Dated December 5, 2018.
99.3 PostFinance Cuts Authentication Times in Half with NICE Real-Time Authentication, Dated December 6, 2018.
99.4 NICE Wins Two Prestigious ASTORS’ Awards for Best Investigation and Best 911 Incident Recording and Analytics Solutions, Dated December 10, 2018.
99.5 NICE Announces Engage Version 6.12 Providing Innovative Capabilities for Compliance and Privacy, Dated December 11, 2018.
99.6 NICE Launches Robotic Process Automation Version 7.0, Leveraging Advanced AI to Accelerate ROI, Dated December 12, 2018.
99.7 Frost & Sullivan Recognizes NICE with Public Safety Product Leadership Award for NICE Inform Intelligence Center, Dated December 13, 2018.
99.8 NICE inContact CXone Selected for 2300 Seat Cloud Transformation, Dated December 17, 2018.
99.9 Global eCommerce Leader to Move 2100 Agents to NICE inContact CXone, Dated December 18, 2018.
100.0 NICE Robotic Process Automation Helps Baker Tilly to Accelerate Their Technology Road Map, Dated December 19, 2018.
100.1 NICE and CoPaCC Study Reveals the Top Digital Evidence Management Challenges for UK Police Forces, Dated December 20, 2018.